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                                                                   Exhibit 99.59

                         (POINTS INTERNATIONAL LTD LOGO)

               POINTS INTERNATIONAL ANNOUNCES AGREEMENT TO ACQUIRE
                  ASSETS OF MILEPOINT, INC. FOR CASH AND SHARES

              Combined solutions to create loyalty industry's most
                         comprehensive product offerings

MINNEAPOLIS AND TORONTO - MARCH 11, 2004 - Points International Ltd. (TSX: PTS), the only independent loyalty exchange service and operator of The Points Exchange at www.points.com, announced today that it has entered into an agreement to acquire substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price is C$7.5 million to be satisfied through a combination of C$3.5 million in cash and four million common shares. Once the transaction closes, Points International will take another step forward in adding to its impressive partner base and the potential of both The Points Exchange and its broad portfolio of customer loyalty solutions. MilePoint's current clients include long term relationships with Northwest Airlines, Delta Air Lines, and Starwood Hotels.

In addition to The Points Exchange, Points International develops and hosts technology solutions to power the online exchange or sale of miles and points for leading loyalty programs. Similar to Points International's custom technology solutions, MilePoint's products are hosted by MilePoint and include several private label services for loyalty programs. Points International expects to realize economies of scale after integrating MilePoint's solutions into its business.

"With the acquisition of the assets of MilePoint, we are building on the tremendous successes of these two entrepreneurial organizations. Both MilePoint and Points have successfully enhanced the loyalty experience for members of the world's largest and most successful loyalty programs." said Rob MacLean, CEO of Points International. "MilePoint's strong relationships with Northwest, Delta, and Starwood Hotels, among

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others, will be added to Points International's current roster of partnerships with airlines, hotel and major online entities such as American Airlines(R), eBay, USAirways(R), Alaska Airlines, Priority Club Rewards(R) and Aeroplan(R). Following the acquisition, Points International will be working with an impressive group of the world's top loyalty programs and will continue to add a depth and breadth of options for both consumers and programs alike."

Mark Lacek, CEO and President of MilePoint added, "With this transaction, we will be in a position to provide the most comprehensive suite of loyalty and online promotional technologies found with any single provider."

Once the acquisition is completed and both companies' offerings are combined, MilePoint's partners will be able to participate in The Points Exchange and add their own loyalty currency to the site's growing list of more than 3,600 exchange options. Both MilePoint's and Points International's partners will also be able to seamlessly implement any of the custom loyalty solutions offered by the two companies', including pointselite(TM), a channel for consumers to purchase tiered frequent flier status online, and pointsclub(TM), an online tool for selling and renewing airline lounge and private club memberships.

With the acquisition of MilePoint's assets, Points International's current partners will be able to access additional MilePoint products. These include private label magazine subscriptions in exchange for miles and points and the
M)Promo online customer acquisition and promotion tool.

Points International will also welcome new relationships with several loyalty market experts who have been instrumental in the success of MilePoint. In connection with the acquisition, Points International will retain as consultants MilePoint's founders, and loyalty industry veterans, Mark Lacek and Peter Brennan

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Pursuant to the purchase agreement, Points International will pay C$3.5 million in cash and issue four million common shares in consideration for the assets of MilePoint. The cash payment will be satisfied by C$1.9 million on the closing date with the balance payable semi-annually over two years. The four million shares will be issued into escrow on the closing date and will be released to MilePoint in four tranches over two years.

Closing of the acquisition is subject to regulatory approval and customary closing conditions.

ABOUT MILEPOINT, INC.

Based in Minneapolis, MilePoint gained immediate interest in the Fall of 2000 when it introduced a new way for frequent flyers to utilize their miles and points as a form of payment for the purchase of goods and services on the Internet. MilePoint continues to provide this service with a broad offering of magazines, cruises, condo and resort stays through its milepoint.com site. MilePoint is now primarily focused on providing services to the loyalty industry helping them to generate new revenues, manage customer relationships, reduce operational and award costs and add new member benefits to their respective programs.

ABOUT POINTS INTERNATIONAL LTD.

Points operates The Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), JCPenney and

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many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional Points Solutions include the innovative pointspurchase(TM) and pointsgift solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including The Points Exchange, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

                                       ###

FOR MORE INFORMATION, PRESS ONLY:       FOR INVESTOR RELATIONS,
Jeremy Adams                            Steve Yuzpe
Edelman Public Relations                CFO, Points International
+1 312 233-1226                         +1 416 596 6382
jeremy.adams@edelman.com                Steve.Yuzpe@points.com

                                        FOR PARTNERSHIPS AND OTHER INQUIRIES:
                                        Christopher Barnard
                                        President, Points International
                                        +1 416 596-6381
                                        christopher.barnard@points.com

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.